UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 3, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Norwegian Cruise Line Holdings Ltd. – File No. 333-175579
NCL Corporation Ltd. – File No. 333-128780

CF# 32301

Norwegian Cruise Line Holdings Ltd. and NCL Corporation Ltd. submitted an application under Rule 406 and 24b-2 requesting an extension of prior grants of confidential treatment for information they excluded from the Exhibits to a Form 20-F filed on February 24, 2010 and Form S-1 filed on July 15, 2011, as amended.

Based on representations by Norwegian Cruise Line Holdings Ltd. and NCL Corporation Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.5	S-1	July 15, 2011	through June 6, 2017
10.17	S-1	July 15, 2011	through August 4, 2017
10.26	S-1	July 15, 2011	through April 19, 2018
10.44	S-1	July 15, 2011	through June 17, 2022
4.33	20-F	February 24, 2010	through June 17, 2022
4.35	20-F	February 24, 2010	through August 4, 2017
4.36	20-F	February 24, 2010	through June 6, 2017
4.37	20-F	February 24, 2010	through April 19, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary